                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(b)
                               (AMENDMENT NO. 11)*

                            THE MEN'S WEARHOUSE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    587118100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                        [ ] Rule 13d-1(b)
                        [ ] Rule 13d-1(c)
                        [X] Rule 13d-1(d)

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 587118100                                            Page 2 of 6 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    GEORGE ZIMMER 1988 LIVING TRUST
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    CALIFORNIA
--------------------------------------------------------------------------------
                5   SOLE VOTING POWER
  NUMBER OF
   SHARES           3,237,283 SHARES(1)
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      6   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         7   SOLE DISPOSITIVE POWER

                    3,237,283 SHARES(1)
               -----------------------------------------------------------------
                8   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,237,283 SHARES
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.7%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

(1) George Zimmer, as Trustee of the George Zimmer 1988 Living Trust, is vested with the sole power to vote with respect to the securities held by the trust.

     See Instructions

GEORGE ZIMMER 1988 LIVING TRUST                                PAGE 3 OF 6 PAGES


Item 1.     (a)   Name of Issuer:  The Men's Wearhouse, Inc.

            (b)   Address of Issuer's Principal Executive Offices:
                  40650 Encyclopedia Circle     and     5803 Glenmont Drive
                  Fremont, California 94538             Houston, Texas 77081

Item 2.     (a)   Name of Person Filing:  George Zimmer 1988 Living Trust

            (b)   Address of Principal Business Office or, if none, Residence:
                  40650 Encyclopedia Circle
                  Fremont, California 94538

            (c)   Citizenship:  California

            (d)   Title of Class of Securities:  Common Stock, $.01 par value

            (e)   CUSIP Number:  587118100

Item 3.     Not Applicable.

Item 4.     (a)   Amount Beneficially Owned: 3,237,283 shares

            (b)   Percent of Class:   8.7%

            (c)   Number of Shares as to Which Such Person Has:

                  (i)    Sole Power to Vote or Direct the Vote: 3,237,283 shares

                  (ii)   Shared Power to Vote or Direct the Vote:  -0-

                  (iii)  Sole Power to Dispose or to Direct the Disposition of:
                         3,237,283 shares

                  (iv) Shared Power to Dispose or to Direct the Disposition of: -0-

Item 5.     Not Applicable

Item 6.     Not Applicable

Item 7.     Not Applicable

Item 8.     Not Applicable

Item 9.     Not Applicable

Item 10.    Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      January 26, 2004
                                           -------------------------------------
                                                           Date


                                                     /s/ GEORGE ZIMMER
                                           -------------------------------------
                                                 George Zimmer, as Trustee
                                              George Zimmer 1988 Living Trust

                                  SCHEDULE 13G

CUSIP NO. 587118100                                            Page 4 of 6 Pages

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    GEORGE ZIMMER
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                5   SOLE VOTING POWER
  NUMBER OF
   SHARES           3,237,283 SHARES(1)
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      6   SHARED VOTING POWER
   EACH
 REPORTING          43,930 SHARES(2)
  PERSON       -----------------------------------------------------------------
   WITH         7   SOLE DISPOSITIVE POWER

                    3,237,283 SHARES(1)
               -----------------------------------------------------------------
                8   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,281,213 SHARES
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.8%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

(1) Includes 3,237,283 shares held by the George Zimmer 1988 Living Trust, which George Zimmer, as trustee, has sole power to vote.

(2) Represents shares allocated to Mr. Zimmer's account in The Men's Wearhouse, Inc. Employee Stock Plan, with respect to which Mr. Zimmer may give the trustee of such Plan instructions as to how to vote.

     See Instructions

GEORGE ZIMMER                                                  PAGE 5 OF 6 PAGES

Item 1.     (a)   Name of Issuer:  The Men's Wearhouse, Inc.

            (b)   Address of Issuer's Principal Executive Offices:
                  40650 Encyclopedia Circle     and     5803 Glenmont Drive
                  Fremont, California 94538           Houston, Texas 77081

Item 2.     (a)   Name of Person Filing:  George Zimmer

            (b)   Address of Principal Business Office or, if none, Residence:
                  40650 Encyclopedia Circle
                  Fremont, California 94538

            (c)   Citizenship:  USA

            (d)   Title of Class of Securities:  Common Stock, $.01 par value

            (e)   CUSIP Number:  587118100

Item 3.     Not Applicable.

Item 4.     (a)   Amount Beneficially Owned: 3,281,213 shares

            (b)   Percent of Class:   8.8%

            (c)   Number of Shares as to Which Such Person Has:

                  (i)    Sole Power to Vote or Direct the Vote: 3,237,283 shares

                  (ii) Shared Power to Vote or Direct the Vote: 43,930 (represents shares allocated to Mr. Zimmer's account in The Men's Wearhouse, Inc. Employee Stock Plan with respect to which Mr. Zimmer may give instructions to the trustee of such plan as to how to vote)

                  (iii)  Sole Power to Dispose or to Direct the Disposition of:
                         3,231,283 shares

                  (iv) Shared Power to Dispose or to Direct the Disposition of: -0-

Item 5.     Not Applicable

Item 6.     Not Applicable

Item 7.     Not Applicable

Item 8.     Not Applicable

Item 9.     Not Applicable

Item 10.    Not Applicable


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     January 26, 2004
                                           -------------------------------------
                                                          Date


                                                     /s/ George Zimmer
                                           -------------------------------------
                                                       George Zimmer

                                                               PAGE 6 OF 6 PAGES

                                    EXHIBIT A
                            AGREEMENT OF JOINT FILING


         The undersigned hereby agree that they are filing jointly, pursuant to Rule 13d-1(k)(1) of the Act, the amended statement dated January 26, 2004, containing the information required by Schedule 13G, for the shares of common stock of The Men's Wearhouse, Inc. held by the George Zimmer 1988 Living Trust and George Zimmer.


                                             GEORGE ZIMMER 1988 LIVING TRUST


                                             By          /s/ GEORGE ZIMMER
                                               ---------------------------------
                                                      George Zimmer, Trustee



                                                         /s/ GEORGE ZIMMER
                                               ---------------------------------
                                                           George Zimmer